Exhibit 12c

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					September 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$135,908	$133,021	$119,872	$128,139	$48,250	$76,257
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(4,105)
Equity in loss of equity method
investments	-	476	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	(125)	-	-	-	-
Supplemental fixed charges, and	64,317	63,967	65,526	61,372	66,748	64,590
Preferred dividends, as below
Total earnings, as defined	$196,282	$192,642	$184,561	$186,395	$113,378	$136,742

Fixed charges, as defined:
Interest charges	$60,761	$60,593	$62,014	$57,797	$64,002	$62,070
Rental interest factor	982	801	955	1,036	962	927
Total fixed charges	$61,743	$61,394	$62,969	$58,833	$64,964	$62,997

Supplemental increment to fixed charges*	2,574	2,573	2,557	2,539	1,784	1,593

Supplemental fixed charges	64,317	63,967	65,526	61,372	66,748	64,590
Preferred stock dividends - gross up Idaho
Power rate	7,803	8,275	8,133	9,564	9,033	4,627

Total combined supplemental
fixed charges and preferred
dividends	$72,120	$72,242	$73,659	$70,936	$75,781	$69,217

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.72x	2.67x	2.51x	2.63x	1.50x	1.98x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.